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SEC FILE NUMBER
8- 16712

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

3/7/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richardt Alyn + Co.
dba Vanderbilt Securities

OFFICIAL USE ONLY
11-6046394
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

295 West Marlton Pike, Suite #3
(No. and Street)

RECD S.E.C.
MAR 5 2002
516

Cherry Hill (City) NJ (State) 08034 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dennis W. Glick & Associates, PC
(Name — *if individual, state last, first, middle name*)

3993 Huntingdon Pike, Suite 201 (Address) Huntingdon Valley (City) PA (State) 19006 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan S. Feinberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vanderbilt Securities, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[Signature]
Signature

General Partner
Title

[Signature]
Notary Public

Cesar Lorenzana
Notary Public, Camden County, New Jersey
My Commission Expires December 27 2004

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

DENNIS W. GLICK & ASSOCIATES, P.C.
Certified Public Accountants
SUITE 201 • HUNTINGDON PLAZA
3993 HUNTINGDON PIKE
HUNTINGDON VALLEY, PA 19006
(215) 947-5474
FAX: (215) 947-9706

INDEPENDENT AUDITORS' REPORT

To The Partners
Richardt - Alyn & Co.
T/A Vanderbilt Securities
Cherry Hill, New Jersey 08003

We have audited the accompanying statement of financial condition of Richardt - Alyn & Co. T/A Vanderbilt Securities (a New Jersey Partnership) as of December 31, 2001, and the related statement of operations, changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Richardt - Alyn & Co.,T/A Vanderbilt Securities as of December 31, 2001, and the results of their operations in their cash flows for the year ended in conformity with generally accepted accounting principals.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dennis W. Glick & Assoc.

February 18, 2002
Huntingdon Valley, Pennsylvania

RICHARDT - ALYN & COMPANY

T/A VANDERBILT SECURITIES
(A NEW JERSEY PARTNERSHIP)

Statement of financial condition

December 31,	2001
Assets	
Cash and cash equivalents	$ 4,193
Clearing deposit	52,726
Securities owned at market value	
Securities and options	263,568
Other assets	1,050
Total assets	$321,537
Liabilities and partners' capital	
Liabilities	
Payable to brokers, dealers, and clearing organizations	$ 64,077
Total liabilities	$ 64,077
Partners' Capital	257,460
Total liabilities and partners' capital	$321,537

The accompanying notes are an integral part of these financial statements

RICHARDT - ALYN & COMPANY
T/A VANDERBILT SECURITIES
(A NEW JERSEY PARTNERSHIP)

Statement of operations

Year ended December 31,	2001
Revenues	
Trading income	$ 53,311
Non-trading income	6,110
Total revenue	59,421
Expenses	
Assessments	13,384
Professional fees	13,060
Clearing costs	100
Insurance	3,569
Interest and dividends paid	2,750
Leases/equipment	13,969
Dues/publications	1,038
Trading equipment	1,653
Professional development	2,335
Office expenses	2,571
Communications	2,888
Total expenses	57,317
Profit from operations	$ 2,104
Net loss on marketable securities	(80,203)
Net loss	$(78,099)

The accompanying notes are an integral part of these financial statements

RICHARDT - ALYN & COMPANY

T/A VANDERBILT SECURITIES
(A NEW JERSEY PARTNERSHIP)

Statement of changes in ownership equity

Year ended December 31,	2001
Balance, beginning of period	$334,819
Net loss	(78,099)
Additions	825
Deductions	85
Balance, end of period	$257,460

The accompanying notes are an integral part of these financial statement

RICHARDT - ALYN & COMPANY
T/A VANDERBILT SECURITIES
(A NEW JERSEY PARTNERSHIP)

Statement of cash flows

Year ended December 31,	2001
Cash flows from operating activities	
Net loss	$(78,099)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Clearing deposit	(1,879)
Other assets	4,950
Increase (decrease) in:	
Payables to brokers, dealers and clearing organizations	(85,584)
Net cash provided by operating activities	(159,612)
Cash flows from investing activities	
(Decrease) in securities owned	(145,395)
Net cash used by investing activities	145,395
Cash flows from financing activities	
Capital contributions	740
Net cash provided by financing activities	740
Net (increase) decrease in cash	13,477
Cash and cash equivalent - beginning of period	17,670
Cash and cash equivalent - end of period	$ 4,193
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ 0

The accompanying notes are an integral part of these financial statements

Organization and Nature of Business

Richardt-Alyn & Company t/a Vanderbilt Securities is registered with the Securities and Exchange Commission ("SEC") to engage as a broker-dealer in the stock brokerage business. The company is a member of the National Association of Security Dealers (NASD).

Summary of Significant Accounting Policies

Proprietary security transactions, commission and the related expenses are recorded on a trade date basis.

Marketable securities owned are valued at market value. The resulting differences between cost and market are included in the statements of operations.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits held at financial institutions and money market funds with its clearing broker.

Richardt-Alyn & Company, t/a Vanderbilt Securities with the consent of its owners, elected to have its income taxes under the provisions of the Internal Revenue code and related New Jersey regulations, applicable to a partnership. Which provide that, the individual partner is taxed on the company's taxable income. Therefore, no provision or liability for federal or sate income taxes are reflected in the financial statements of Richardt-Alyn & Company t/a Vanderbilt Securities.

Net capital and aggregate indebtedness requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, as well as requirement of the Philadelphia Stock Exchange, Inc. of which the operating partners of the Company are members and broker-dealers. Net capital and the related aggregate indebtedness to net capital fluctuate on a daily basis. As of December 31, 2001, the Company had net capital and a net capital requirement of $191,425 and $100,000, respectively. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2001 was 0 percent.

Financial instruments with off-balance sheet risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or counterparty, the company may be obligated to discharge the obligations of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by the customers or counterparties in the above situations. The Company policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Fair value of financial instruments

As of December 31, 2001, the estimated fair values of the Company's financial instruments and significant assumptions made in determining fair values are as follows:

> Cash and cash equivalents, loans payable, commission payable, and accrued expenses: The amounts reported in the Statement of Financial Condition approximate fair values due to the short-term maturities of these instruments.

Concentrations and credit risk

The Company places its cash with high quality financial institutions. At times, such amount may be in excess of the FDIC insurance limits.

The Company uses a single clearing house to process all its transactions and maintain all its accounts. There are other clearing houses available for the Company's use.

RICHARDT - ALYN & COMPANY

T/A VANDERBILT SECURITIES
(A NEW JERSEY PARTNERSHIP)

Computation of Net Capital, Pursuant to Rule 15c3-1

Year ended December 31,	2001
Computation of Net Capital	
Total Company capital from statement of financial condition	$257,459
Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
Total capital and allowable subordinated liabilities	257,459
Deduction and/or charges:	
Total nonallowable assets	1,050
Net capital before haircuts on securities positions	256,409
Haircuts on securities positions	64,984
Net Capital	$191,425
Computation of Basic Net Capital Requirement	
Minimum net capital required, 6-2/3% of $0 pursuant to Rule 15c3-1	$ 0
Minimum dollar net capital requirements of reporting broker/dealer	100,000
Net capital requirement	100,000
Excess net capital	91,425
Computation of Aggregate Indebtedness	
Total liabilities from statement of financial condition	$ 0

The accompanying notes are an integral part of these financial statement

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2001

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II(a) of the Form X-17a-5 was not prepared as there are no material differences between the Company's computation of net capital and computation contained herein.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2001

The Company claims exemption from the requirement of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

RICHARDT - ALYN & COMPANY

T/A VANDERBILT SECURITIES
(A NEW JERSEY PARTNERSHIP)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

General Comments

December 31, 2001

The audit did not disclose any material inadequacies since the date of the previous audit.

FORM X-17A-5

3/78

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s):

1) Rule 17a-5(a) [XX] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER Vanderbilt Securities [13]	SEC FILE NO. 8-16712 [14] FIRM ID. NO. 11-6046394 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.) 295 West Marlton Pike, Suite #3 [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY) 1/1/01 [24]
Cherry Hill [21] (City) NJ [22] (State) 08034 [23] (Zip Code)	AND ENDING (MM/DD/YY) 12/31/01 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT	(Area Code)—Telephone No.
Alan S. Feinberg [30]	(856) 616-1255 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [XX] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [XX] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 22nd day of February ~~19~~ 2002

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

OKER OR DEALER Vanderbilt Securities | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/01 [99]
SEC FILE NO. 8-16712 [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
Cash	$ 4,193	200			$ 4,193	750
Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
Receivables from non-customers		355		600		830
Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	263,568	424				
E. Spot commodities		430			263,568	850
Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
Secured demand notes		470		640		890
market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
Other assets	52,726	535	1,050	735	53,776	930
TOTAL ASSETS	$ 320,487	540	$ 1,050	740	$ 321,537	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Vanderbilt Securities as of 12/31/01

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	64,078 [1315]	64,078 [1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsider: $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ [1230]	$ 64,078 [1450]	$ 64,078 [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners	$ [1020])	257,459 [1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 257,459 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 321,537 [1810]

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Vanderbilt Securities as of 12/31/01

COMPUTATION OF NET CAPITAL

Item		Code		Code
1. Total ownership equity from Statement of Financial Condition			$ 257,459	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			257,459	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 257,459	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 1,050	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(1,050)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 256,409	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	39,535	3734		
D. Undue Concentration	25,449	3650		
E. Other (List)		3736	(64,684)	3740
10. Net Capital			$ 191,425	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Vanderbilt Securities as of 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 0	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 100,000	3760
14.	Excess net capital (line 10 less 13)	$ 91,425	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 191,425	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 0	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 0	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 0	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	4% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of the greater of:		
	A. 6% of combined aggregate debit items or $120,000	$	3920
	B. 7% of combined aggregate debit items or $120,000	$	3930

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Vanderbilt Securities

For the period (MMDDYY) from 1/1/0/ [3932] to 12/31/01 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading	6,149	3949
c. Total gain (loss)	6,149	3950
3. Gains or losses on firm securities investment accounts	(33,041)	3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	6,110	3995
9. Total revenue	$ (20,782)	4030

EXPENSES

Item	Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers	$	4120
11. Other employee compensation and benefits		4115
12. Commissions paid to other broker-dealers	100	4140
13. Interest expense	2,751	4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	13,384	4195
15. Other expenses	41,082	4100
16. Total expenses	$ 57,317	4200

NET INCOME

Item	Amount	Code
17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ (78,099)	4210
18. Provision for Federal income taxes (for parent only)		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ (78,099)	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ (3,577)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Vanderbilt Securities

For the period (MMDDYY) from 1/1/01 to 12/31/01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item			Amount	Code
1. Balance, beginning of period			$ 334,819	4240
A. Net income (loss)			(78,099)	4250
B. Additions (Includes non-conforming capital of	$	4262)	825	4260
C. Deductions (Includes non-conforming capital of	$	4272)	86	4270
2. Balance, end of period (From item 1800)			$ 257,459	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$ 0	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 0	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Vanderbilt Securities as of 12/31/01

Exemptive Provision Under Rule 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335] [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ 0 [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities